SECURITIES AND EXCHANGE COMMISSION
                          WASHINGTON, D.C. 20549

                                 FORM 11-K



(Mark One)

   [X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
      SECURITIES EXCHANGE ACT OF 1934

      For the fiscal year ended December 31, 2000

                          OR

   [   ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
      SECURITIES EXCHANGE ACT OF 1934

      For the transition period from ____ to ____.



Commission file number:  000-22973.


    A. Full title of the plan and the address of the plan, if different from that of the issuer named below:


                       CTB, INC. PROFIT SHARING PLAN


    B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:


                          CTB INTERNATIONAL CORP.
                            STATE ROAD 15 NORTH
                               P.O. BOX 2000
                        MILFORD, INDIANA 46542-2000

                           REQUIRED INFORMATION


Item 4. The Plan is subject to the Employee Retirement Income Security Act of 1974 ("ERISA") and the Plan's financial statements and schedules have been prepared in accordance with the financial reporting requirements of ERISA. Such financial statements and schedules are included in this Report in lieu of the information required by Items 1-3 of Form 11-K.


FINANCIAL STATEMENTS AND EXHIBITS

(a) Financial Statements:

       Independent Auditors' Report

       Financial Statements:

          Statements of Net Assets Available for Benefits as of
              December 31, 2000 and 1999

          Statements of Changes in Net Assets Available for Benefits for the Years Ended December 31, 2000 and 1999

          Notes to Financial Statements

    Supplemental Schedules:

          Form 5500, Schedule H, Part IV, Line 4(i) - Schedule of Assets
              Held for Investment Purposes as of December 31, 2000

          Form 5500, Schedule H, Part IV, Line 4(j) - Schedule of
              Reportable Transactions for the Year Ended December 31, 2000

    (Supplemental schedules not listed are omitted due to the absence of conditions under which they are required.)

(b) Exhibits

    23 - Consent of Deloitte & Touche LLP

INDEPENDENT AUDITORS' REPORT

CTB, Inc. Profit Sharing Plan:

We have audited the accompanying statements of net assets available for benefits of CTB, Inc. Profit Sharing Plan (the "Plan") as of December 31, 2000 and 1999, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2000 and 1999, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of
(1) assets held for investment purposes as of December 31, 2000 and (2) reportable transactions for the year ended December 31, 2000 are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.
These schedules are the responsibility of the Plan's management. Such schedules have been subjected to the auditing procedures applied in our audits of the basic 2000 financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.



/s/ DELOITTE & TOUCHE LLP



Chicago, Illinois
May 22, 2001

CTB, INC. PROFIT SHARING PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2000 AND 1999
___________________________________________________________________________
ASSETS                                                2000          1999

INVESTMENTS - At fair value:
  Collective investment funds                     $39,541,431   $43,577,356
  Mutual funds                                     12,237,450
  Common stock                                      1,289,392     1,080,643
  Money market fund                                   183,887     7,040,672
                                                  ___________   ___________
    Total investments
                                                   53,252,160    51,698,671
RECEIVABLES:
  Interest and dividends                                8,141        29,554
  Employer contributions                              307,176        50,933
  Employee contributions                               49,644
  Investment sales                                     26,129     2,265,916
                                                  ___________   ___________
    Total receivables
                                                      391,090     2,346,403
                                                  ___________   ___________
    Total assets
                                                   53,643,250    54,045,074

LIABILITIES

ACCOUNTS PAYABLE FOR PENDING
  INVESTMENT PURCHASES                                 69,797
                                                   __________   ___________
NET ASSETS AVAILABLE FOR BENEFITS                $ 53,573,453   $54,045,074
                                                 ============   ===========


See notes to financial statements.

CTB, INC. PROFIT SHARING PLAN
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEARS ENDED DECEMBER 31, 2000 AND 1999
___________________________________________________________________________
                                                       2000         1999

ADDITIONS:
 Investment income:
  Interest, dividend and other income             $    943,049   $  234,779
  Net (depreciation) appreciation in fair           (1,547,102)   4,360,830
    value of investments
                                                 _____________  __________
    Net investment income (loss)                      (604,053)   4,595,609

 Contributions:
  Employer contributions                             2,414,004    1,254,786
  Employee contributions                             1,729,719    1,653,880
  Transfers from other benefit plans (Note 1)        1,509,513
  Rollover contributions - participants                 42,876       42,173
                                                  _____________  __________
    Total additions                                  5,092,059    7,546,448

DEDUCTIONS:
  Payments to participants                           5,490,106    6,077,555
  Administrative expenses                               73,574      213,886
                                                  _____________  __________
    Total deductions                                 5,563,680    6,291,441
                                                  _____________  __________
NET (DECREASE) INCREASE IN PLAN ASSETS                (471,621)   1,255,007

NET ASSETS AVAILABLE FOR BENEFITS
  Beginning of year                                 54,045,074   52,790,067
                                                  _____________  __________
  End of year                                      $53,573,453  $54,045,074
                                                   ===========  ===========

See notes to financial statements.

CTB, INC. PROFIT SHARING PLAN


NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2000 AND 1999


1. DESCRIPTION OF THE PLAN

   The following brief description of the CTB, Inc. Profit Sharing Plan (the "Plan") is provided for general information purposes only. Participants should refer to the Plan agreement for more complete information.

   GENERAL - The Plan is a defined contribution plan for all employees over the age of 18 of CTB, Inc. (the "Company"), Sibley Industries, Inc. and STACO, Inc., other than temporary employees. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

   ADMINISTRATION - A trustee appointed by the Company maintains a separate fund for the Plan, invests contributions, disburses funds to participants and maintains individual members' accounts to which fund assets are allocated. In 1999, Plan administrative expenses were paid by the Plan. In 2000, only distribution, education and audit expenses are paid by the Plan. All other administrative expenses are incorporated in prices paid for investments.

   CONTRIBUTIONS - Employees may elect to contribute up to 16% of their total compensation to the Plan on a pretax basis. Individual employee contributions cannot exceed certain levels as prescribed by the Internal Revenue Code.

   Upon authorization of the Company's Board of Directors, the Company may make a matching contribution. The Company's matching 401(k) contributions for 2000 and 1999 were 50% of the first 4% of base pay contributed per employee and amounted to approximately $422,000 and $385,000, respectively.

   In addition to its matching contributions, the Company may make discretionary contributions based upon the Company's earnings. Company contributions of approximately $1,992,000 in 2000 and $932,000 in 1999 were made at the discretion of the Company and approved by the Company's Board of Directors.

   Employees may direct their own contributions and the Company's matching and discretionary contributions to any or all of ten funds: Prism Managed Guaranteed Investment Contract ("Magic") Fund, AIM Balanced Fund, American Europacific Growth Fund, Franklin Small Cap Growth Fund, JANUS Fund, MAS Mid Cap Growth Portfolio Fund, Prism Value Equity
   Fund, Prism Equity Index Fund, PIMCO Total Return Fund, and CTB International Corp. (employer) Stock Fund. Beginning in 2000, employees may change their investment options daily.

   Effective October 1, 2000, the net assets of the Sibley Industries, Inc. 401(k) Profit Sharing Plan and the STACO, Inc. 401(k) Thrift/Profit Sharing Plan were contributed to the Plan. The amounts contributed by these plans were $715,063 and $794,450, respectively.

   PLAN FUNDING - The Company's discretionary contributions and Plan earnings thereon and forfeitures are allocated to the account of each participant based on the ratio of each participant's compensation to total annual compensation of all participants during the year.

   VESTING - Participants immediately vest in their contributions and actual earnings thereon. Participants vest in their allocated portion of the Company's contributions and related Plan earnings based upon length of service. Such vesting ranges from 20% after three years of service to 100% after seven years of service.

   PARTICIPANT ACCOUNTS - Each participant's account is credited with the participant's contributions and withdrawals, as applicable, and allocations of (a) Company contributions, and (b) Plan earnings, and debited with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined. Forfeited balances of terminated participants' nonvested accounts are reallocated to the remaining participants. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

   PAYMENT OF BENEFITS - On termination of service, a participant may elect to receive either a lump-sum amount or periodic installments equal to the value of the participant's vested interest in his or her account.

   TERMINATION - The Company expects the Plan to continue indefinitely, but has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event the Company terminates the Plan, the interest of all participants will be fully vested.

   TAX STATUS - The Plan has obtained a determination letter, dated May 14, 1996, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. The Plan Administrator believes that the Plan is currently designed and being operated in compliance with applicable rules and regulations. Therefore, no provision for income taxes has been included in the Plan's financial statements.

2. ACCOUNTING POLICIES

   The following are the significant accounting policies followed by the Plan:

   BASIS OF ACCOUNTING - The financial statements of the Plan are prepared using the accrual method of accounting.

   USE OF ESTIMATES - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect reported amounts of assets, liabilities, and changes therein and disclosure of contingent assets and liabilities. Actual results could differ from those estimates. The Plan utilizes various investment instruments. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility.
   Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for plan benefits.

   INVESTMENT VALUATION AND INCOME RECOGNITION - Investments in collective investment funds are stated at fair value based on closing prices of the net assets of shares held by the Plan at year-end. Other investments are stated at fair market value based upon quoted market prices. Net appreciation (depreciation) on investments for the year is reflected in the Statement of Changes in Net Assets Available for Benefits.

   Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

3. INVESTMENTS

   The Plan's investments which exceeded 5% of net assets available for benefits as of December 31, 2000 and 1999 are as follows:

DESCRIPTION OF INVESTMENT                        2000          1999
_________________________                        ____          ____
Key Trust Company of Indiana, NA:
  Prism Magic Fund                           $16,558,636
  Prism Equity Index Fund                     12,568,374
  Prism Value Equity Fund                     10,414,421
  Employee Benefit Magic Fund                              $17,555,363
  Employee Benefit Equity Index Fund                        13,581,567
  Employee Benefit Value Equity Fund                        12,440,426
  Money Market Fund                                          7,040,672
Franklin Small Cap Growth Fund                 3,094,696
JANUS Fund                                     3,353,717
MAS Mid Cap Growth Portfolio Fund              2,722,809


     The Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) (depreciated) appreciated in value as follows:

                                  2000           1999
                                  ____           ____
Mutual Funds                  $(2,262,221)
Collective investment funds       328,901    $4,920,588
U.S. government securities                     (184,604)
Common stock                      386,218      (375,154)
                              ____________   ___________
                              $(1,547,102)   $4,360,830
                              ===========    ==========


4. RELATED-PARTY TRANSACTIONS

   Certain Plan investments are shares of collective mutual funds managed by Key Trust Company of Indiana, NA. Key Trust Company of Indiana, NA is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions. Fees paid by the Plan for the investment management services amounted to $50,255 and $133,537 for the years ended December 31, 2000 and 1999, respectively.

CTB, INC. PROFIT SHARING PLAN

FORM 5500, SCHEDULE H, PART IV, LINE 4I - SCHEDULE OF ASSETS HELD
  FOR INVESTMENT PURPOSES
DECEMBER 31, 2000
___________________________________________________________________________________
 NUMBER                                                   FAIR
OF UNITS     DESCRIPTION OF INVESTMENT                    VALUE
________     _________________________                    ___________

             COLLECTIVE INVESTMENT FUNDS
             Key Trust Company of Indiana, NA:*
  140,460    Prism Equity Index Fund                      $12,568,374
  166,804    Prism Value Equity Fund                       10,414,421
1,149,291    Prism Magic Fund                              16,558,636
                                                          ___________
             Total collective investment funds             39,541,431

             MUTUAL FUNDS
   20,462    AIM Balanced Fund                                615,702
   33,494    American Europacific Growth Fund               1,050,041
   78,685    Franklin Small Cap Growth Fund                 3,094,696
  100,742    JANUS Fund                                     3,353,717
  111,226    MAS Mid Cap Growth Portfolio Fund              2,722,809
  134,792    PIMCO Total Return Fund                        1,400,485
                                                          ___________
             Total equity mutual funds                     12,237,450

             COMMON STOCK
  161,801    CTB International Corp. *                      1,289,392
                                                          ___________
             Total common stock                             1,289,392

             MONEY MARKET FUND

  183,887    EB Money Market Fund                             183,887
                                                          ___________
             Total money market fund                          183,887
                                                          ___________
             TOTAL ASSETS HELD FOR INVESTMENT             $53,252,160
                                                          ===========

          * Party-in-interest

CTB, INC. PROFIT SHARING PLAN

FORM 5500, SCHEDULE H, PART IV, LINE 4(J) - SCHEDULE OF REPORTABLE TRANSACTIONS
YEAR ENDED DECEMBER 31, 2000
_______________________________________________________________________________
                                 PURCHASES                     SALES
                          _______________________     ______________________
                          NUMBER                      NUMBER                   GAIN (LOSS)
                          OF                          OF                       ON SECURITIES
DESCRIPTION               TRANSACTIONS       COST     TRANSACTIONS  PROCEEDS       SOLD
___________               ____________     ____       ____________  ________   _____________

Prism Equity Index Fund   1                $3,528,629


                                 SIGNATURES

    THE PLAN. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                              CTB, INC. PROFIT SHARING PLAN

                              By:  CTB, Inc. Profit Sharing Committee
Date: June 28, 2001

                                /S/ DON J. STEINHILBER
                              Don J. Steinhilber, Member


                                /S/ MICHAEL J. KISSANE
                              Michael J. Kissane, Member


                                /S/ MARK W. NEAL
                              Mark W. Neal, Member


                                /S/ RICHARD A. VAN PUFFELEN
                              Richard A. Van Puffelen, Member